HSBC FINANCE CORPORATION

26525 North Riverwoods Boulevard

Mettawa, Illinois 60045

September 14, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:	HSBC Finance Corporation
Registration Statement on Form S-4
(Registration No. 333-174628)
Request for Acceleration

Ladies and Gentlemen:

On behalf of HSBC Finance Corporation (the “Company”), pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests that the Company’s Registration Statement on Form S-4 (File No. 333-174628) be declared effective by the Securities and Exchange Commission (the “Commission”) on Friday September 16, 2011, at 9:00 a.m. (Washington, D.C. time) or as soon thereafter as possible.  The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

HSBC FINANCE CORPORATION

/s/ Mick Forde

Mick Forde
Senior Vice President, Deputy
General Counsel - Corporate